                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Printcafe Software, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                   742562 10 1
                                 (CUSIP Number)

                                 James Etheridge
                                 General Counsel
                          Electronics For Imaging, Inc.
                                303 Velocity Way
                          Foster City, California 94404
                            Telephone (650) 357-3570
                            Facsimile (650) 357-3776
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2003
           (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                             -------------------------
CUSIP No. 742562 10 1                  13D
-------------------------                             -------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS:

      Electronics for Imaging, Inc.

--------------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 94-3086355
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E).                                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
    NUMBER OF      7      SOLE VOTING POWER
      SHARES              2,126,574
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING      -------------------------------------------------------------
   PERSON WITH     9      SOLE DISPOSITIVE POWER
                          2,126,574
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,126,574
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

      The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $0.0001 per share (the "Common Stock"), of Printcafe Software, Inc., a Delaware corporation ("Printcafe"), whose principal executive offices are believed to be located at Forty 24th Street, Pittsburgh, Pennsylvania 15222.

ITEM 2. IDENTITY AND BACKGROUND

      This Statement is being filed by Electronics For Imaging, Inc., a Delaware corporation ("EFI"). EFI's principal business is imaging solutions for network printing. The address of EFI's principal executive office is 303 Velocity Way, Foster City, California 94404.

      Information regarding the directors and executive officers of EFI is set forth on Schedule I attached to this Statement. Except as set forth on Schedule I, all of the directors and executive officers of EFI are United States citizens.

      During the last five years, to the knowledge of EFI, no person named on
Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      EFI will use funds from its cash balance on hand to pay the exercise price of the Option (as defined).

ITEM 4. PURPOSE OF TRANSACTION

      EFI and Printcafe entered into a Stock Option Agreement, dated as of February 13, 2003 (the "Option Agreement"). EFI entered into the Option Agreement for the purpose of acquiring voting securities that would be voted, on the record date for stockholder action in connection with the proposed Business Combination (as defined below), in favor of the adoption of the definitive merger agreement for the Business Combination.

      EFI has proposed a business combination (the "Business Combination") with Printcafe in which each outstanding share of Common Stock would be converted into consideration valued at $2.60. EFI sent a letter to the board of directors of the Company on January 22, 2003. By letter dated January 24, 2003, an independent committee of the board of directors of Printcafe (the "Committee") acknowledged receipt of EFI's January 22, 2003 proposal. On January 28, 2003, EFI sent a letter to the Committee.

      On February 13, 2003, counsel to EFI delivered a first draft of a merger agreement (and ancillary documents) for the Business Combination to counsel for the Committee. From February 13, 2003 to the date of filing of this Statement, EFI, Printcafe and the Committee (together with their respective representatives) have negotiated the terms of the Business Combination.

      The Business Combination would be effected through the merger of a wholly owned subsidiary of EFI with and into Printcafe. Following such merger, EFI may merge or liquidate the surviving corporation or its subsidiaries. Following such merger, EFI may sell, transfer or otherwise dispose of a material portion of the assets of the surviving corporation or its subsidiaries. Consummation of the Business Combination would also have the effects described in Items 4(d)-(i) of Schedule 13D.

      EFI expects to continue to pursue discussions with Printcafe, but can not predict the timing or results of such discussions, including, among other things, whether such discussions will result in agreement on the terms of any transaction between EFI and Printcafe, or the possible terms thereof.

      Other than as described above and in Item 6, EFI currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although EFI reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      EFI is the beneficial owner (under Rule 13d-3) of 2,126,574 shares of Common Stock. Based on Printcafe's representations and warranties of its capitalization in the Option Agreement, such shares represent beneficial ownership (calculated pursuant to Rule 13d-3) of 16.7% of the Common Stock. Except as set forth in this Statement, to the knowledge of EFI, no director or executive officer of EFI beneficially owns any other securities of Printcafe. The terms of the Option Agreement are disclosed in Item 6.

      There have been no transactions by EFI in securities of Printcafe during the past sixty days. To the knowledge of EFI, there have been no transactions by any director or executive officer of EFI in securities of Printcafe during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Background

      EFI and Printcafe held discussions with respect to a potential business combination during November 2001. No agreement with respect to a transaction between the parties arose out of those discussions. EFI continued to follow developments with respect to Printcafe after the termination of those discussions and from time to time held discussions with members of Printcafe's management team. In December 2002, EFI engaged counsel in anticipation of resuming efforts to affect a transaction with Printcafe.

      On January 22, 2003, Creo, Inc. ("Creo") issued a press release stating that it had entered into agreements to acquire additional shares of Common Stock and that it was offering to acquire all remaining shares of Common Stock at a price of $1.30 per share.

      On January 22, 2003, EFI sent a letter to Printcafe's board of directors proposing the Business Combination and on January 24, 2003, EFI sent a letter to the Committee re-proposing the Business Combination.

      The Committee's counsel notified EFI's counsel that the Committee was considering EFI's proposal, including the adoption of a stockholders' rights plan, but, that issuance of rights could be viewed as causing a technical default under Printcafe's loan agreement with a subsidiary of Creo. EFI subsequently notified the Committee that EFI would consider providing a standby credit facility.

      On February 6, 2003, EFI and Printcafe executed and delivered a non-disclosure agreement. During the period from January 27, 2003 to February 13, 2003, EFI and the Committee (together with their representatives) negotiated the terms upon which EFI would be willing to extend the standby credit facility.

      On February 13, 2003, Printcafe and EFI executed and delivered the Option Agreement, a letter agreement (the "Standby Letter Agreement") providing for the extension of credit by EFI to Printcafe, and a letter agreement (the "Letter Agreement"), with respect to the terms upon which Printcafe can pursue alternate proposals to the Business Combination.

      On February 13, 2003, counsel to EFI delivered a first draft of a merger agreement (and ancillary documents) for the Business Combination to counsel for the Committee. From February 13, 2003 to the date of filing of this Statement, EFI, Printcafe and the Committee (together with their respective representatives) have negotiated the terms of the Business Combination.

      On February 19, 2003, Creo commenced an action (the "Creo Litigation") in The Court of Chancery of the State of Delaware in and for New Castle County captioned Creo, Inc. v. Printcafe Software, Inc., Electronics for Imaging, Inc., Mark D. Olin, Charles J. Billerbeck, Victor A. Cohen and Thomas J. Gill. Creo requested a temporary restraining order with respect to
(a) triggering, exercising or otherwise giving effect to the stockholders' rights plan adopted by Printcafe, (b) enforcing any action taken or to be taken by Printcafe "with the intent or effect of impeding the operation of market forces in an open bidding contest for Printcafe," (c) taking any steps or actions to enforce the fee provided for in the Letter Agreement, (d) taking any steps or any actions to enforce the Option Agreement, (e) taking any steps or actions to enforce the no solicitation provisions of the Letter Agreement, (f) engaging in any "conduct intended to cause or having the effect of causing Printcafe to forgo the opportunity to explore and enter into economically more favorable transactions" and (g) entering into, or purporting to enter into, a merger agreement between EFI and Printcafe before the court finally rules on the action. A hearing on Creo's request has been scheduled by the court for February 21, 2003.

The Letter Agreement

      The Letter Agreement provides that Printcafe will not, among other things, solicit any takeover proposal, participate in any discussions or negotiate regarding any takeover proposal, or enter into any merger agreement, acquisition agreement, option or similar agreement (an "Acquisition Agreement") with a third party. The Letter Agreement does not, however, preclude the board of directors of Printcafe from participating in discussions or negotiations with a suitor regarding a proposal that is superior to the proposed Business Combination.

      A superior proposal includes any proposal made by a third party to acquire Printcafe for consideration consisting of cash and/or securities superior, from a financial point of view, to the Proposal and for which financing, to the extent required, is then committed or which, in the good faith judgment of our board of directors, is reasonably capable of being obtained by the third party.

      The Letter Agreement's restrictive provisions are not applicable if (a) EFI withdraws its proposal for the Business Combination or reduces the consideration offered in the proposed Business Combination (other than based on an increase in Printcafe's debt level above $20.7 million) or (b) Printcafe terminates the Standby Letter Agreement pursuant to its terms.

      If Printcafe enters into an acquisition agreement with a party other than EFI or its subsidiaries or if Printcafe's board recommends a takeover proposal, Printcafe must pay to EFI a fee equal to 0.0175 multiplied by the product of (A) the highest per share price offered by EFI in a bona fide proposal to acquire Printcafe (which as February 13, 2003 was $2.60) and (B) Printcafe's fully diluted capitalization, without giving effect to the option granted in the Option Agreement (the "Option") or shares acquired on exercise of the Option (the "Option Shares").

The Option Agreement

      The Option Agreement grants EFI the right (but not the obligation) to purchase up to 2,126,574 shares of Common Stock at a purchase price equal to $2.60 per share. If EFI is not in breach of its obligations under the Standby Letter Agreement, EFI may exercise the Option at any time, in whole or in part. The Option will terminate on December 31, 2007.

      Any Option Shares must be repurchased by Printcafe, at the request of EFI, at a price equal to the aggregate purchase price paid for such shares by EFI, if
(a) there is an event of a default under the Standby Letter Agreement, (b) any person (other than EFI, any subsidiary of EFI, or Creo) shall have acquired beneficial ownership of, or the right to acquire beneficial ownership of, or any group shall have been formed that beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of Common Stock, or (c) any of the following transactions are consumated: (1) a consolidation with or merger into any person, other than EFI or one of its subsidiaries, where Printcafe is not the continuing or surviving corporation of the consolidation or merger, (2) a consolidation or merger with any person, other than EFI or one of its subsidiaries, where the other person is merged into Printcafe and Printcafe is the continuing or surviving corporation, but, in connection with the merger, the then outstanding shares of Printcafe common stock are changed into or exchanged for stock or other securities of Printcafe or any other person or cash or any other property or (3) the sale or other transfer of all or substantially all of Printcafe's assets to any person, other than EFI or one of its subsidiaries. All of the foregoing events are collectively referred to as "Repurchase Events."

      Upon the occurrence of any Repurchase Events, Printcafe may repurchase the Option Shares at a price equal to the price paid by EFI for those shares.

      In the Option Agreement, Printcafe granted EFI registration rights, which are subordinate to existing registration rights granted by Printcafe.

The Standby Credit

      EFI is obligated under the Standby Letter Agreement to disburse to Printcafe up to $11.0 million within three business days after receiving notice from Printcafe that a Standby Trigger Event has occurred. A Standby Trigger Event includes a declaration by Iris Graphics, Inc., a wholly owned subsidiary of Creo, that any amounts owed under Printcafe's existing credit facility with Iris are due and payable as a result of any action taken by Printcafe in furtherance of the proposed business combination with EFI. Printcafe is obligated to pay EFI interest at the simple rate of 8% per annum on any loans made by EFI to Printcafe in connection with a Standby Trigger Event. All loans made under the Standby Facility mature on January 2, 2004.

      The Standby Letter Agreement also provides Printcafe with a working capital facility an aggregate amount of $3.0 million. Subject to certain conditions, funds will be disbursed to Printcafe if (a) Printcafe and EFI have entered into a merger agreement on or before February 24, 2003, (b) the merger agreement has not been terminated in accordance with its terms, and (c) Printcafe's cash balance as of the close of business on the date notice is given by Printcafe is less than $1.0 million. Within three business days of receiving notice from Printcafe of a valid request for a working capital disbursement, EFI must disburse $1.0 million to Printcafe. Before the requisite stockholders of Printcafe vote to adopt the merger agreement, any working capital disbursement will be subject to Printcafe's obligation to have managed its cash position in accordance with its past practices. Any loans made under the working capital facility, bear interest at a rate per annum equal to the prime rate of interest as published, from time to time, by Citibank, plus two percent. Principal and interest are payable on January 2, 2004 or sooner upon the termination of the Standby Letter Agreement in accordance with its terms.

      An event of default under the Standby Letter Agreement will occur if a business combination with EFI is not consummated on or before June 30, 2003 unless the failure to consummate a business combination with EFI resulted from EFI's material breach of its obligations under the definitive merger agreement (if, as and when such agreement is executed and delivered). The occurrence of an Event of Default under the Standby Letter Agreement would accelerate the maturity of all amounts due and if such amounts were unpaid, would give EFI the right to exercise its remedies at law (including foreclosing on any collateral).

      The Standby Letter Agreement also provides that Printcafe must use any proceeds of the exercise of the Option to pay down outstanding amounts under the standby facility and the working capital facility.

      The descriptions of the Nondisclosure Agreement, the Option Agreement, the Letter Agreement and the Credit Letter contained in this Statement are qualified in their entirety by reference to such agreements, a copy of which are Exhibits 3, 4, 5, 6, and 7 to this Statement, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      1. Letter dated January 22, 2003 from EFI to the board of directors of Printcafe.*

      2.    Letter dated January 24, 2003 from the Committee to EFI.*

      3.    Letter dated January 28, 3003 from EFI to the Committee.*

      4. Nondisclosure Agreement, dated February 6, 2003, by and between Printcafe and EFI.*

      5. Option Agreement, dated as of February 13, 2003, by and between Printcafe and EFI. (1)

      6. Letter Agreement, dated February 13, 2003, by and between Printcafe and EFI. (2)

      7. Credit Letter, dated February 13, 2003, by and between EFI and Printcafe. (3)

      8. Motion for Temporary Restraining Order, dated February 19, 2003, in the Creo Litigation.*

*  Filed herewith.

(1) Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Printcafe with the Securities and Exchange Commission on February 13, 2003 (the "Form 8-K").

(2)  Incorporated by reference to Exhibit 10.1 to the Form 8-K.

(3)  Incorporated by reference to Exhibit 10.3 to the Form 8-K.

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2003                 ELECTRONICS FOR IMAGING, INC.


                                         By: /s/ Joseph Cutts
                                             ------------------------------
                                             Name: Joseph Cutts
                                             Title: Chief Financial Officer

SCHEDULE I

      The name, present principal occupation and business address of each director and executive officer of Electronics for Imaging, Inc. is set forth below. Each person, unless otherwise noted, is a citizen of the United States of America.

Name and Title                                         Present Principal Occupation and Name of Employer
--------------                                         -------------------------------------------------
Gill Cogan                                             Founding Partner of Lightspeed Venture Partners
Director                                               Lightspeed Venture Partners
                                                       2200 Sand Hill Road
                                                       Menlo Park, California 94025

Joseph Cutts                                           Chief Financial Officer of Electronics for Imaging, Inc.
Chief Financial Officer                                303 Velocity Way
                                                       Foster City, California 94404

Jean-Louis Gassee                                      Chief Executive Officer of Computer Access Technology Corp.
Director                                               2403 Walsh Avenue
                                                       Santa Clara, California 95051

Guy Gecht                                              Chief Executive Officer of Electronics for Imaging, Inc.
Chief Executive Officer and Director                   303 Velocity Way
                                                       Foster City, California 94404

James S. Greene                                        Senior Vice President of Cap Gemini Ernst & Young
Director                                               Global Financial Services
                                                       555 California Street
                                                       San Francisco, California 94104

Dan Maydan                                             President of Applied Materials, Inc.
Director                                               Applied Materials, Inc.
                                                       3050 Bowers Avenue
                                                       Santa Clara, CA 95054
                                                       Citizen of Israel

Fred Rosenzweig                                        President and Chief Operating Officer of Electronics for
President, Chief Operating Officer and Director        Imaging, Inc.
                                                       Electronics for Imaging, Inc.
                                                       303 Velocity Way
                                                       Foster City, California 94404

Thomas I. Unterberg                                    Managing Director of C.E. Unterberg Towbin
Director                                               C.E. Unterberg Towbin
                                                       350 Madison Avenue
                                                       New York, New York 10017

                      [ELECTRONICS FOR IMAGING LETTERHEAD]


January 22, 2003

Board of Directors
Printcafe Software, Inc.
Forty 24th Street
Pittsburgh, Pennsylvania 15222

Ladies and Gentlemen:

We believe that a merger of Printcafe Software, Inc. with Electronics for Imaging, Inc. ("EFI") would be a compelling strategic combination in the best interests of stockholders, customers and employees of both corporations. I write this letter to formally propose a transaction for this purpose.

Based upon publicly available information, EFI is prepared to provide all of your stockholders $2.60 for each share of your common stock. The proposed $2.60 per share of Printcafe common stock represents a premium of 116% over yesterday's closing price and a premium of 100% over the price offered by Creo, Inc. We also welcome the opportunity to consider non-public information concerning Printcafe, and we will consider in our offer any enhanced value that may be demonstrated by such information.

We expect that, given the substantial premium that our offer represents over the transaction proposed by Creo, Inc., you will exercise your powers (including, among other things, adopting a stockholders' rights plan) to ensure that our superior proposal is made available to all of your stockholders.

EFI has successfully integrated numerous acquisitions in recent years, and we earned a reputation for recognizing the continuing value and contribution of the executives of those acquired companies. EFI has also demonstrated fairness and evenhandedness in dealing with employees of the acquired companies and scrupulously observed employees' rights to compensation and benefits.

We are prepared to take our offer directly to your stockholders or begin immediate negotiation of a definitive acquisition agreement for the approval of our respective boards of directors. With full cooperation from both sides, our agreement can be concluded by February 7, 2003 and we can then commence immediately the necessary proceedings for stockholder approval in accordance with applicable law. We believe a transaction could realistically be completed in the first quarter of this year. Each of us will become legally obligated with respect to the proposed

Board of Directors
Printcafe Software, Inc.
Page 2

transaction only once a definitive agreement has been negotiated, authorized, executed and delivered.

EFI is committed to the professional printing market and has demonstrated growing success in this area. We sincerely believe that a combination of Printcafe and EFI maximizes the opportunities to enhance the value of those operations for the benefit of all our stakeholders.

Should you have any questions concerning our offer, we and our representatives are prepared to speak with you at any time. We would appreciate your response to this offer by the close of business on January 24, 2003.

Very truly yours,


/s/ Guy Gecht
----------------------
Guy Gecht
Chief Executive Officer

[PRINT CAFE LOGO]

January 24, 2003


Electronics for Imaging Inc.
303 Velocity Way
Foster City, California 94404
Attn: Guy Gecht

Dear Mr. Gecht:

We are pleased to inform you that the independent committee (the "Independent Committee") of Printsafe Software, Inc. (the "Company") is in receipt of your letter dated January 22, 2003 in which Electronics for Imaging, Inc. ("EFI") has offered to acquire all of the outstanding shares of common stock of the Company for $2.60 per share. This Independent Committee has been formed by the Board of Directors of the Company to fully consider and evaluate EFI's offer in light of our fiduciary duty to maximize stockholder value. We are currently in the process of retaining counsel and an investment advisor and look forward to speaking with you to discuss EFI's offer once we have established the appropriate process.

If you have any questions, please feel free to contact me at (412) 234-4587.

Very truly yours,

INDEPENDENT COMMITTEE


BY:/s/ C. Billerbeck
   Name:  Charles J. Billerbeck
   Title: Chairman of the Independent Committee

cc: Victor A. Cohn
    Thomas J. Gill
    Devitt Kramer, Esq.

[ELECTRONICS FOR IMAGING LETTERHEAD]


January 28, 2003

Independent Committee of the
Board of Directors
Printcafe Software, Inc.
Forty 24th Street
Pittsburgh, Pennsylvania 15222

Gentlemen:

Thank you for your letter of January 24, 2003. We remain committed to deliver $2.60 of value per share of Printcafe common stock. Our proposal will, first and foremost, require that you immediately adopt a stockholder rights plan to prevent certain third parties from purchasing additional shares. Such purchases would make the consummation of the proposed series of transactions unlikely or impossible and prevent you from doing your duty to maximize value to the Printcafe stockholders.

We are prepared to enter into exclusive negotiations with you for a transaction with the following elements (each of which is a condition to our proposal): (a) you will have adopted a customary stockholder rights plan;(b) EFI will purchase, for cash, at a price of $2.60 per share (out of Printcafe's authorized but unissued capital stock) a number of shares of voting securities equal to 19.99% of Printcafe's then outstanding voting securities; and (c) enter into a merger agreement providing for merger consideration valued at $2.60 per share. The merger agreement would provide you with (i) the opportunity to have the market check the $2.60 per share value and (ii) a fiduciary termination right should there be a superior proposal. We are aware that the final documents would have to be approved by Printcafe's full board of directors to the extent required in
Section 141 of the General Corporation Law of the State of Delaware.

We remain prepared to provide every Printcafe stockholder with $2.60 per share. We request that you immediately enter into exclusive negotiations with us and allow the market to check our $2.60 consideration after a definitive agreement has been announced.

If there are any questions, please do not hesitate to contact our counsel or us.

Very truly yours,

/s/ Joseph Cutts

Joseph Cutts
Chief Financial Officer

                                                                    Confidential

February 6, 2003


Electronics for Imaging, Inc.
303 Velocity Way
Foster City, California 94404

Ladies and Gentlemen:

            To facilitate discussions relating to a potential business combination (the "Transaction") between Printcafe Software, Inc. (together with its subsidiaries, "Printcafe") and Electronics for Imaging, Inc. (together with its subsidiaries, "EFI"), Printcafe expects to make available to EFI and its Representatives (as defined) nonpublic information concerning Printcafe, and Printcafe expects to receive from EFI and its Representatives nonpublic information concerning EFI. As a condition to such information being made available, each party agrees that all Evaluation Material (as defined) received by it or its Representatives from the other party or any of any of its Representatives shall be treated in accordance with this Nondisclosure and Confidentiality Agreement (this "Agreement").

            1. Certain Definitions. As used in this Agreement: (a) "Receiving Party" means the party receiving Evaluation Material; (b) "Furnishing Party" means the party providing Evaluation Material or causing Evaluation Material to be provided; (c) "Representatives" means the directors, officers, employees, agents or advisors (including, without limitation, attorneys, accountants, investment bankers and consultants) of the specified party; and (d) "Evaluation Material" means all information concerning the Furnishing Party or any of its subsidiaries or affiliates, whether in verbal, visual, written, electronic or other form, which is made available by the Furnishing Party or any of its Representatives to the Receiving Party or any of its Representatives ("Primary Evaluation Material"), together, in each case, with all notes, memoranda, summaries, analyses, studies, compilations and other writings relating thereto or based thereon prepared by the Receiving Party or any of its Representatives ("Derivative Evaluation Material"). Notwithstanding the foregoing, the term "Evaluation Material" shall not include information which the Receiving Party can demonstrate (u) was rightfully in the possession of the Receiving Party prior to disclosure by the Furnishing Party; (v) was or is independently developed by the Receiving Party without use of the Evaluation Material; (w) is now, or hereafter becomes, available to the public other than as a result of disclosure prohibited by this Agreement; (x) becomes available to the Receiving Party or any of its Representatives on a non-confidential basis from a source other than the Furnishing Party or any of its Representatives and such source is not, to the knowledge of the Receiving Party following reasonable inquiry, under any obligation to the Furnishing Party or any of its Representatives to keep such information confidential; (y) is transmitted by or on behalf of the Furnishing Party after receiving written notification from the Receiving Party of the termination of discussions relating to the Transaction or written instructions from the Receiving Party not to furnish any further Evaluation Material; or (z) is disclosed as provided in Paragraph 2(b).

            2. Confidentiality and Use of Evaluation Material.

            (a) Confidentiality of Evaluation Material. All Evaluation Material:
(i) shall be used solely for the purpose of evaluating and considering the Transaction; (ii) shall be kept strictly confidential by the Receiving Party; and (iii) shall be provided by the Receiving Party solely to those of its Representatives to whom disclosure is reasonably deemed to be required to facilitate the Receiving Party's evaluation or consideration of the Transaction. The parties intend to restrict the dissemination of Evaluation Material to as small a working group as practicable. All Evaluation Material is and shall remain the property of the Furnishing Party. Before providing access to Evaluation Material to any Representative, the Receiving Party shall inform such Representative of the contents of this Agreement and the confidentiality of the Evaluation Material, and shall advise such Representative that, by accepting possession of or access to such information, such Representative is agreeing to be bound by this Agreement. Each party shall instruct its Representatives to observe the terms of this Agreement and shall be responsible for any breach of this Agreement by any of its Representatives.

            (b) Compulsory Disclosure of Evaluation Material. If the Receiving Party is requested in any judicial or administrative proceeding, or by any governmental or regulatory authority, to disclose any Evaluation Material (whether by deposition, interrogatory, request for documents, subpoena, civil investigative demand or otherwise), the Receiving Party shall give the Furnishing Party prompt notice of such request so that the Furnishing Party may seek an appropriate protective order, and, upon the Furnishing Party's request and at the Furnishing Party's expense, shall cooperate with the Furnishing Party in seeking such an order. If the Receiving Party is nonetheless compelled to disclose Evaluation Material, the Receiving Party shall disclose only that portion of the Evaluation Material which the Receiving Party is legally required to disclose and, upon the Furnishing Party's request and at the Furnishing Party's expense, shall use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such Evaluation Material to the extent such assurances are available.

            (c) Other Public Disclosure. Except (i) for such public disclosure as may be necessary, in the good faith judgment of the disclosing party following consultation with outside counsel, for the disclosing party not to be in violation of any applicable law, regulation, order or listing agreement, or
(ii) with the prior written consent of the other party, neither party shall: (A) make any disclosure (and each party shall direct its Representatives not to make any disclosure) to any person of (1) the fact that discussions, negotiations or investigations are taking or have taken place concerning a Transaction, (2) the existence or contents of this Agreement, or the fact that either party has requested or received Evaluation Material from the other party, or (3) any of the terms, conditions or other facts with respect to any proposed Transaction, including the status thereof, or (B) make any public statement concerning the proposed Transaction. If either party proposes to make any disclosure in reliance on clause (i) above, the disclosing party shall, if practicable, provide the other party with the text of the proposed disclosure as far in advance of its disclosure as is practicable and shall in good faith consult with and consider the suggestions of the other party concerning the nature and scope of the information it proposes to disclose.

            (d) Securities Law Restrictions. Each party acknowledges that the Evaluation Material may contain material nonpublic information concerning the Furnishing Party. Each party further acknowledges its awareness of the restrictions imposed by federal and state securities laws on persons in possession of material nonpublic information, and agrees that while it is in possession of material nonpublic information with respect to the other party, it shall not purchase or sell any securities of the other party, or communicate such information to any third party, in violation of applicable law. Nothing herein shall constitute an admission by either party that any Evaluation Material in fact contains material nonpublic information concerning the Furnishing Party.

            (e) Contact with Employees and Representatives. Neither party shall communicate with any employee of the other party regarding the Transaction or disclose any Evaluation Material to any employee or Representative of the other party, other than the employees and Representatives named on the working group lists exchanged by the parties from time to time.

            3. Accuracy of Evaluation Material; No Representations or Warranties. Each party acknowledges and agrees (a) that no representation or warranty, express or implied, is made by either party, or any of its respective Representatives, as to the accuracy or completeness of the Evaluation Material and (b) that the parties shall be entitled to rely only on those representations and warranties (if any) that may be made in a definitive written Transaction agreement, signed and delivered by both parties. Unless otherwise provided in the definitive written Transaction agreement, neither the Furnishing Party nor any of its Representatives shall have any liability to the Receiving Party or any of its Representatives on account of the use of any Evaluation Material by the Receiving Party or any of its Representatives or any inaccuracy therein or omission therefrom.

            4. No Solicitation. For a period of two years subsequent to the termination of discussions regarding a Transaction, neither party shall, without prior written consent of the other party, directly or indirectly, solicit for hire any person currently employed by the other party (or any of its subsidiaries) with whom the hiring party has contact, or who becomes known to the hiring party, in the course of the parties' discussions and due diligence with respect to the proposed Transaction; provided, however, that the foregoing provision shall not prevent either party, without such consent, from employing any employee who (a) contacts the hiring party directly at his or her own initiative without any direct or indirect solicitation by or encouragement from the hiring party, (b) responds to a mass media solicitation or advertisement consistent with the hiring party's past practices that is not directed at employees of the other party, (c) is contacted by a third party executive search firm or employment agency, so long as the hiring party did not provide guidance as to such employee to the third party firm or agency or (d) whose employment is terminated by a party.

            5. Return and Destruction of Evaluation Material. Upon the request of the Furnishing Party, at any time, or after termination of discussions by either party to this Agreement with respect to the Transaction, the Receiving Party shall promptly (and in no event later than five business days after such request) (a) return or cause to be returned to the Furnishing Party all copies of all Primary Evaluation Material in the possession or control of the Receiving Party or its Representatives which is in a visual or written format and erase or destroy all copies of all such Primary Evaluation Material which is stored in electronic format (and certify to the Furnishing Party such erasure or destruction), and (b) destroy or cause to be destroyed (and certify such destruction to the Furnishing Party) all Derivative Evaluation Material in the possession or control of the Receiving Party or any of its Representatives. Nothing herein shall obligate the Receiving Party to provide any Derivative Evaluation Material to the Furnishing Party. Notwithstanding the return, destruction or erasure of Evaluation Material hereunder, the Receiving Party and its Representatives shall continue to be bound by their confidentiality and other obligations hereunder.

            6. Remedies. Each party agrees that money damages would not be a sufficient remedy for any breach of any provision of this Agreement by the other party or any of its Representatives, and that in addition to all other remedies which any party hereto may have, each party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, without any requirement to post a bond. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or in equity. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. The Receiving Party agrees that if held by any court to be in violation, breach or non-performance of any of the terms of this Agreement, then the Receiving Party will pay all costs of such action or suit, including reasonable attorney's fees.

            7. Miscellaneous.

            (a) No License. Neither party grants a license, by implication or otherwise, under any of its trade secrets or other intellectual property rights to the Receiving Party. The terms of this Agreement shall not be construed to limit either party's right to independently develop or acquire products without use of the other party's Evaluation Material. Nothing in this Agreement will be construed as a representation or agreement that the Receiving Party will not develop, or have developed for it, products, concepts, systems or techniques that are similar to or compete with the products, concepts, systems or techniques contemplated by or embodied in the Evaluation Material, provided that the Receiving Party does not violate any of its obligations under this Agreement in connection with such development.

            (b) Entire Agreement. This Agreement contains the sole and entire agreement between the parties with respect to the confidentiality of the Evaluation Material and the confidentiality of their discussions, negotiations and investigations concerning a Transaction.

            (c) Amendment and Waiver. This Agreement may be amended, modified or waived only by a separate written instrument duly signed and delivered by or on behalf of both parties.

            (d) Severability. The invalidity or unenforceability of any provision of this Agreement shall not impair or affect the validity or enforceability of any other provision of this Agreement, unless the enforcement of such provision in such circumstances would be inequitable.

            (e) No Obligation to Complete a Transaction. This Agreement is not intended to, and does not, constitute an agreement, or impose any obligation, to consummate a Transaction, to conduct or continue negotiations with respect to a Transaction, or to enter into a definitive Transaction agreement. Neither party shall have any rights or obligations of any kind whatsoever with respect to a Transaction by virtue of this Agreement or by virtue of any other written or oral expression by the parties' respective Representatives unless and until a definitive Transaction agreement between the parties is executed and delivered by both parties. Both parties further acknowledge and agree that each party reserves the right, in its sole discretion, to provide or not to provide Evaluation Material to the Receiving Party under this Agreement, to reject any and all proposals made by the other party or any of its Representatives with regard to a Transaction, and to terminate discussions and negotiations at any time for any reason or no reason. If either party determines not to proceed with negotiations with respect to a Transaction, it will promptly inform the other party of such determination.

            (f) Governing Law; Forum. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, including
Section 5-1402 of the New York General Obligations Law. Each party hereto consents and submits to the exclusive jurisdiction of the courts of the State of New York in and for the Borough of Manhattan and the courts of the United States located in the Southern District of New York for the adjudication of any action, suit, or proceeding arising out of or otherwise relating to this Agreement.

            If the foregoing correctly sets forth our agreement with respect to the matters set forth herein, please so indicate by signing two copies of this Agreement and returning one signed copy to me, whereupon this Agreement shall constitute our binding agreement with respect to the matters set forth herein.

                                          Very truly yours,

                                          PRINTCAFE SOFTWARE, INC.


                                          By:    /s/ Mark D. Olin

                                          Name:  Mark D. Olin
                                          Title: Chief Executive Officer


ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:

ELECTRONICS FOR IMAGING, INC.


By:   /s/ Guy Gecht

Name: Guy Gecht
Title: Chief Executive Officer

                 IN THE CHANCERY COURT OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

CREO INC.,                             :
                                       :
                            Plaintiff, :
                                       :
vs.                                    :
                                       :
                                       : C.A. No
                                       :
PRINTCAFE SOFTWARE, INC., ELECTRONICS  :
FOR IMAGING INC., MARC D. OLIN,        :
CHARLES J. BILLERBECK, VICTOR A. COHN, :
and THOMAS J. GILL,                    :
                                       :
                           Defendants. :
                                       :

                     MOTION FOR TEMPORARY RESTRAINING ORDER

          Plaintiff Creo Inc. ("Creo") hereby moves to pursuant to Chancery Court Rule 65 for the entry of an order in the form attached hereto temporarily restraining and enjoining each of the defendants named herein, and all parties under their control or acting in concert or participation with them, from taking any of the following actions:

          (a) triggering, exercising, enforcing or otherwise giving effect to the Printcafe Poison Pill or any issuance rights or stock thereunder by Printcafe pursuant to the terms of the Poison Pill;

          (b) enforcing any action taken or to be taken by Printcafe with the intent or effect of impeding the operation of market forces in an open bidding contest for Printcafe;

          (c) taking any steps or any actions to enforce the Breakup Fee provided for in the February 13, 2003 letter agreement between EFI and Printcafe;

          (d) taking any steps or any actions to enforce the Dilutive Option Agreement granted to defendant EFI, dated February 13, 2003;

     (e) taking any steps or any actions to enforce the No-Talk provisions in the February 13, 2003 letter agreement between EFI and Printcafe

     (f) engaging in any further conduct intended to cause or having the effect of causing, Printcafe to forgo the opportunity to explore and enter into economically more favorable transactions; and

     (g) entering into, or purporting to enter into a merger agreement between EFI and Printcafe prior to the entry of this Court's final judgment.

     The grounds for this motion are set forth in the memorandum of law in support of the motion filed herewith.

                                         MORRIS, NICHOLS, ARSHT & TUNNELL


                                         /S/ Jon E. Abramczyk
                                         --------------------------------------
                                         Jon E. Abramczyk
                                         David J. Teklits
                                         1201 N. Market Street
                                         P.O. Box 1347
                                         Wilmington, DE 19899-1347
                                         (302) 658-9200
                                            Attorneys for Plaintiff

OF COUNSEL:

Joseph M. McLaughlin
Edward D. Hassi
William M. Regan
SIMPSON THACHER & BARTLETT
425 Lexington Avenue
New York, NY 10017-3954
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

February 19, 2003


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